EXHIBIT 99.1

MAG Announces Valdecañas 2019 Infill Drilling Results and Discovery of Two New Veins

Infill Hole D5-12: 5.7m grading 3,884 g/t (113 opt) Silver, 8.4 g/t (0.25 opt) Gold,
8.4% Lead, 9.7% Zinc, 0.3% Copper
Venadas II Discovery hole P32: 1.2m grading 279 g/t (8.1 opt) Silver; 0.7 g/t Gold

VANCOUVER, British Columbia, March 03, 2020 (GLOBE NEWSWIRE) -- MAG Silver Corp. (MAG: TSX / NYSE A) ("MAG") announces results from the 2019 28-hole (33,864 metre ("m")) diamond drilling program on the Juanicipio Joint Venture Property (Fresnillo plc 56% / MAG 44%). The program expanded and upgraded the wide, high-grade Deep Zone and confirmed additional northeast-trending veins (See Press Release dated March 4, 2019). Continued in-fill and exploration drilling on other targets is ongoing in 2020, with four surface rigs running concurrently with mine development and construction (see Joint Venture Press Release dated February 24, 2020).

Drill Highlights (see Table 1):

  Confirms and expands continuous wide, high-grade mineralization in the Valdecañas Deep Zone
  Confirms and expands the wide, high-grade zones in the Anticipada Vein
  Confirms and expands the Venadas Vein to the south with strong silver and gold grades
  Discovery of northeast-trending Valentina and Venadas II veins through drilling and development.

Exceptional intercepts include:

Table 1: Highlights

HOLE- ID	From (m) [2]	To (m)	TW1 (m)	Silver (g/t) [2]	Gold (g/t)	Lead (%)	Zinc (%)	Copper (%)	VEIN
D5-12	989.45	997.00	5.7	3884	8.4	6.5	9.7	0.3	Valdecañas
D1-10	1038.85	1072.80	21.1	129	1.7	3.5	7.8	0.2	Valdecañas
D6-6	984.30	1017.55	21.2	147	1.2	3.9	8.8	0.3	Anticipada
D5-9	772.20	774.05	1.0	187	10.6	1.3	4.4	-	Pre-Anticipada
93P	772.45	775.80	2.5	918	1.8	-	-	-	Venadas
P32	569.20	572.10	1.2	279	0.7	-	-	-	Venadas II
M39	560.95	564.95	0.7	1216	3.6	-	-	-	Valentina

1 True widths (“TW”) were measured off cross sections
2 Abbreviations used: metres (“m”) and grams per tonne (“g/t”)

"With production from the Bonanza Zone in sight, we are very pleased that the 2019 drilling program lived up to expectations by improving the understanding of the Deep Zone, which should add many years of life to the mine," said George Paspalas, President and CEO of MAG. "The discovery of more northeast-trending veins close to the planned production areas, coupled with the expanding high-grade Anticipada and Pre-Anticipada veins, should add significantly to the growing mineral endowment of the project and, importantly, provide considerable mining flexibility throughout an extended mine life.”

A complete set of tables by vein of the 2019 drilling results are available at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf along with a new 3D video displaying the entire Valdecañas Vein system, available at https://magsilver.com/site/assets/files/5810/SSMovieHQ2_3-Mar3-2019-sdsawe.mp4.

The Valdecañas Vein System is a multi-stage, high-grade northwest-trending vein swarm comprising the Valdecañas Vein, the sub-parallel hangingwall Anticipada and Pre-Anticipada Veins and several smaller splays (See Figure 1). Additional proximal veins to Valdecañas include the parallel Juanicipio vein located 1,000m to the south and 3 newly discovered northeast-trending veins (Venadas, Venadas II and Valentina) all of which intersect the Valdecañas Vein.  Remodeling now shows Valdecañas as a single vein with deep dilatant zones (bulges) on each side, and also significantly extends the Anticipada Vein to the east.

Valdecañas Vein Infill

Drilling in 2019 returned the thickest and deepest lateral intercepts to date on the Valdecañas Vein, with deep mineralization now continuous over a 2,000m strike length and up to 1,100m vertically from the top of the Bonanza Zone. The 2019 vein intercepts range in width from approximately 1 m to over 21m (See Figure 2 and tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf) and the Valdecañas Vein remains open laterally to the claim boundaries at both ends and to depth. The best 2019 intercept is Hole D5-12, which cut 5.7m (true width) grading 3,884 g/t (113 ounces per ton (“opt”)) silver, 8.4 g/t (0.25 opt) gold, 6.5% lead, 9.7% zinc and 0.3% copper. This includes a 0.8m (true width) zone that ran 16,271 g/t (475 opt) silver, 9.2 g/t gold (0.27 opt), 17.8% lead, 11.8% zinc and 0.2% copper. The location of this intercept is important as it greatly expands the thick and high-grade eastern dilatant zone. Other significant holes include D1-5 and D1-10, both within the western dilatant zone, and D6-6 in the eastern dilatant zone. D5-11 also adds very good width and grade above the east dilatant zone.

Notably, many intercepts in the Valdecañas Deep Zone continue to demonstrate atypically high silver grades that MAG believes are ascribable to stacking or superimposition of mineralization related to a later deeper, boiling zone (mineralized horizon). As well, areas within the Deep Zone show extensive skarn and the increasing copper grades expected in the "root zone" (lower reaches) of an epithermal vein. Gold grades remain high and are remarkably consistent throughout the vertical extent of the Valdecañas Vein. These characteristics, interpreted in combination with other geological features, reflect proximity to a major mineralizing-fluid upwelling zone where multiple repeated pulses of mineralization combined to generate exceptionally high-grade and thick polymetallic mineralization.  The search for additional mineralizing fluid upwelling zones within the Juanicipio Joint Venture property is ongoing, as each could be a centre of additional high-grade mineralization.

Anticipada Vein

The Anticipada Vein is sub-parallel to and lies 50-100m in the hangingwall of the Valdecanas Vein.  In 2019 it was coincidentally cut by 11 holes targeting the Valdecañas Vein and several of these intercepts significantly expand the vein.  This is especially the case in a vertical zone along its western reaches where it widens and higher grades appear (See Figure 3 and tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf). The best intercept is in Hole D6-6, which cut 21.2m (true width) grading 147 g/t (4.3 opt) silver, 1.2 g/t gold, 3.9% lead, 8.8% zinc and 0.3% copper. This includes a 1m (true width) zone that ran 548 g/t (16 opt) silver, 2.1 g/t gold, 17.4% lead, 14.2% zinc and 0.9% copper. Two other holes (D5-10 and D5-11) extend the well-mineralized zone on the eastern end of the vein. The remaining six holes tested the western limits of the vein and show moderate to relatively weak mineralization.  The Anticipada Vein remains open to depth and to the east.

Pre-Anticipada Vein

The Pre-Anticipada Vein is also subparallel to the Valdecañas Vein and is located a further 50-100m into hangingwall above the Anticipada Vein. It was coincidentally cut by five infill holes targeting the Valdecañas Vein but their geometry was not favourable (See Figure 4 and tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf). The two easternmost holes (D5-8 and D5-9) cut appreciable silver and gold values within the coherent high-grade zone that characterizes the Pre-Anticipada Vein (See Figure 4) but do not significantly expand it. Pre-Anticipada remains open for 200-300m to the eastern property boundary and to depth.

Venadas, Venadas II (NEW DISCOVERY) and Valentina (NEW DISCOVERY) Veins

Five surface drill holes tested the Venadas Vein (See Figure 5 and tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf), the first northeasterly-trending vein ever found in the Fresnillo District (See Press Release March 4, 2019), to depth and to the south. The hole drilled farthest to the south (93P) extends the vein to 800m from its intersection with the Valdecañas Vein and cut high silver and gold grades with no base metals (2.5m (true width) grading 918 g/t (27 opt) Ag and 1.8 g/t Au). Vein textures and the lack of base metals indicates this is a high-level intercept and that the vein should have good potential to depth.   Hole 97P was the only hole drilled below 93P and it hit only a narrow, pinched-down vein.  Additional deeper holes are planned for 2020 to determine where the vein opens up again at depth.

Importantly, two additional northeast-trending veins (Venadas II and Valentina; See Figures 6 and 7 and tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf) were discovered during 2019 through a combination of drilling and being cut in development headings. Both had been suspected based on oblique angle vein intercepts in several holes directed towards the Valdecañas Vein (See Press Release of March 4, 2019).  Drill hole P32, which was designed to intercept Venadas II on the way to Valdecañas, cut 1.2m (true width) grading 279 g/t (8 opt) Ag; 0.7 g/t Au. The Valentina Vein was also cut multiple times by the eastern development ramp and a number of historic Valdecañas vein drill holes, the best of which is Hole M39 which cut 0.7m grading 1,215 g/t (35 opt) Ag, and 3.6 g/t Au.

The intercepts for Venadas, Venadas II and Valentina lack significant base metal grades (with the exception of one intercept) indicating that these holes have likely cut the veins high in the mineralizing system. Also, all three veins have been intercepted on both the hangingwall and footwall side of the Valdecañas Vein in drill core and underground workings. This, combined with underground exposures of mineralized cross cutting northeast trending veinlets, strongly suggest that these veins cross-cut the main-stage of the Valdecañas Vein and may coincide with the long-recognized late gold-rich mineralization stage. Short-hole underground drilling and drifting is contemplated for fleshing out these veins and determining what relationship they have with the Valdecañas Vein.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., and Lyle Hansen, M.Sc., P.Geo have acted as the qualified persons as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 35 years of relevant experience focussed on silver and gold exploration in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG.  Dr. Megaw is satisfied that the results are verified based on an inspection of the core and underground exposures, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization. Mr. Hansen is a registered Professional Geologist with Engineers and Geoscientists BC (149624) and has more than 10 years experience in epithermal veins. Mr. Hansen is not independent as he is Geotechnical Director of MAG.

Quality Assurance and Control: The samples are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Property (44%), being developed in a Joint Venture with Fresnillo plc (56%). Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp.  The Joint Venture partners are currently constructing and developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation, with the operational expertise of our JV partner, Fresnillo plc. As well, an expanded exploration program is in place at Juanicipio with multiple highly prospective targets across the property.

On behalf of the Board of
MAG SILVER CORP.

"George Paspalas"
Chief Executive Officer

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov LEI: 254900LGL904N7F3EL14

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  Investors are advised that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". Investors are advised that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Maps accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/eb218c7f-92a2-4201-a1ca-f309c701cd79

https://www.globenewswire.com/NewsRoom/AttachmentNg/c45686ce-e40f-4bfd-a138-8261d7c8d705

https://www.globenewswire.com/NewsRoom/AttachmentNg/868b7663-7176-453f-ad28-dc762f02c926

https://www.globenewswire.com/NewsRoom/AttachmentNg/bb028be7-3402-4386-9085-9a06282956e9

https://www.globenewswire.com/NewsRoom/AttachmentNg/1891c07b-1c49-47f3-95cf-ca14c612b81a

https://www.globenewswire.com/NewsRoom/AttachmentNg/a8b4befb-f9f7-4539-af0b-b5d8582b3c82

https://www.globenewswire.com/NewsRoom/AttachmentNg/2936cb2f-4be8-42b9-a77b-4d55cc03e357

For further information on behalf of MAG Silver Corp.
Contact  Michael J. Curlook, VP Investor Relations and Communications

Website: www.magsilver.com
Phone: (604) 630-1399
Toll free: (866) 630-1399
Email: info@magsilver.com
Fax: (604) 681-0894